CEC Entertainment 1707 Market Place Blvd., Suite 200, Irving, TX 75063 phone 972.258.8507 :: fax 214.627.8254

November 10, 2015

VIA EDGAR

Melissa Raminpour

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	CEC Entertainment, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2014
Filed March 5, 2015
Form 8-Ks filed July 30, 2015, May 8, 2015, and February 27, 2015
File No. 001-13687

Dear Ms. Raminpour:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated October 27, 2015 (the “Comment Letter”), to the above referenced Form 10-K and Form 8-Ks of CEC Entertainment, Inc. (the “Company,” “we” or “our”). The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with a response following. Unless otherwise noted, references to page numbers and sections herein are to the above referenced Form 10-K, and capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 28, 2014

Notes to Consolidated Financial Statements

Note 15. Stock-Based Compensation Arrangements

Successor Stock Options Plan, page 79

1.	Please revise to include all applicable disclosures required by ASC 718-10-50. In this regard, we note that the weighted average grant date fair value of options granted, and a description of the relevant assumptions used to estimate the fair value including expected term, volatility, dividends, and risk free rate have not been disclosed.

Response to Comment 1

The Company acknowledges the Staff’s comment but notes that the weighted average grant date fair value of options granted and a description of the relevant assumptions used to estimate the fair value, including expected term, volatility, dividends, and risk free rate, were not disclosed because the Company determined that such disclosure is not material to an investor’s understanding of the Company’s stock-based compensation arrangements. While stock compensation expense is not material, both recognized and unrecognized, the Company believed it was important that a new stock compensation plan had been approved. As such, the Company provided a description of the plan and the portion of stock compensation recognized related to the successor plan. If the Company had made the requested disclosures, however, Note 15 to the Company’s consolidated financial statements would have read as set forth in Exhibit A to this letter.

Notwithstanding the Company’s determination that the additional disclosures are not material, the Company will provide the unrecognized stock compensation expense in its Annual Report on Form 10-K for the fiscal year ending January 3, 2016 and in all future filings as applicable.

Form 8-Ks filed July 30, 2015, May 8, 2015, and February 27, 2015

2.	We note your presentation of combined results of operations, cash flows and non-GAAP measure Adjusted EBITDA for the predecessor and successor periods of 2014 in your comparisons to 2015 results. Please note that in our letter dated December 23, 2014 we stated that “it is not appropriate to combine the results for the predecessor and successor periods for purposes of MD&A discussion or otherwise as the financial statements are prepared on different bases of accounting and are not comparable.” This statement also applies to the presentation of the predecessor and successor periods in your 8-K earnings releases. Please do not combine the predecessor and successor periods in all future periods, as doing so is not considered appropriate given the different bases of accounting.

Response to Comment 2

The Company acknowledges the Staff’s comment and will not combine the predecessor and successor periods in its 8-K earnings releases and other reports in all future periods following the date of this letter.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Sincerely,

Temple Weiss

Chief Financial Officer

Cc:	Rodolfo Rodriguez, Jr., General Counsel, CEC Entertainment, Inc.
Monica K. Thurmond, Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Exhibit A

Note 15. Stock-Based Compensation Arrangements:

Predecessor Restricted Stock Plans

Prior to the Merger, our stock-based compensation plans permitted us to grant awards of restricted stock to our employees and non-employee directors. Certain of these awards were subject to performance-based criteria. Our stock-based compensation plans had provisions allowing for the automatic vesting of awards granted under those plans following a change of control, as defined in the applicable plan. The fair value of all stock-based awards, less estimated forfeitures, if any, and portions capitalized as described below, was recognized as stock-based compensation expense in “General and administrative expenses” in the Consolidated Statements of Earnings over the period that services were required to be provided in exchange for the award.

In connection with the Merger, all unvested restricted stock awards to our employees and non-employee directors became fully vested, and at the effective time of the Merger, each such share of restricted stock was canceled and converted into the right to receive an amount equal to the offer price of $54.00 per share, plus an amount in cash equal to all accrued but unpaid dividends relating to such shares, without interest and less any withholding required by applicable tax laws. We recorded $11.1 million in stock-based compensation expense related to the acceleration of restricted stock awards in “Transaction and severance cost” in the Consolidated Statements of Earnings during the 47 day period ended February 14, 2014.

Successor Stock Options Plan

In the Successor period, the Board of Directors of Parent adopted the 2014 Equity Incentive Plan, whereby Parent may grant equity incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards or performance compensation awards to certain directors, officers or employees of the Company.

During the 317 day period ended December 28, 2014, Parent granted options to purchase 2,324,870 shares of its common stock to certain directors, officers and employees of the Company. The options are subject to certain service and performance based vesting criteria, and were split evenly between Tranches A, B and C, which have different vesting requirements. The options in Tranche A are service based and vest and become exercisable in equal installments on each of the first five anniversaries of February 14, 2014. The Black-Scholes model was used to estimate the fair value of Tranche A stock options. Tranche B and Tranche C options are performance based and vest and become exercisable when certain market conditions are met. The Monte Carlo simulation model was used to estimate the fair value of Tranche B and Tranche C stock options. The options are also subject to accelerated vesting in the event of certain terminations of employment upon or within 12 months following a change in control of Queso Holdings Inc. Compensation costs related to options in the Parent were recorded by CEC.

The weighted-average fair value of the options granted in 2014 was estimated at $3.06, $1.58 and $1.01 per option for Tranches A, B and C, respectively, on the date of grant based on the following assumptions:

Dividend yield	0.00%
Volatility	30.00%
Risk-free interest rate for Tranche A	1.58%
Risk-free interest rate for Tranches B and C	1.32%
Expected life—years	4

A summary of the stock-based compensation as of December 28, 2014 and the activity for the 317 day period then ended is presented below:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Unvested stock options, February 14, 2014	—	—
Granted	2,324,870	$10.09
Forfeited	(37,407)	$10.00

Unvested stock options, December 28, 2014	2,287,463	$10.10

Stock options expected to vest, December 28, 2014	2,287,463	$10.10	4.2	$4,186,057

Exercisable stock options, December 28, 2014	—	—	—	—

As of December 28, 2014, we had $3.1 million of total unrecognized share-based compensation expense related to unvested options, net of expected forfeitures, which is expected to be amortized over the remaining weighted-average period of 4.2 years.

	Successor	Predecessor
	For the 317 Day Period Ended	For the 47 Day Period Ended	Fiscal Years
	December 28, 2014	February 14, 2014	2013	2012
	(in thousands)
Stock-based compensation costs	$713	$1,117	$8,660	$7,595
Portion capitalized as property and equipment (1)	(10)	—	(179)	(127)
Stock-based compensation costs related to the accelerated vesting of restricted stock awards in connection with the Merger	—	11,108	—	—

Stock-based compensation expense recognized	$703	$12,225	$8,481	$7,468
Tax benefit recognized from stock-based compensation awards(2)	$4,874	$—	$3,377	$2,947

(1)	We capitalize the portion of stock-based compensation costs related to our design, construction, facilities and legal departments that are directly attributable to our store development projects, such as the design and construction of a new store and the remodeling and expansion of our existing stores. Capitalized stock-based compensation costs attributable to our store development projects are included in “Property and equipment, net” in the Consolidated Balance Sheets.
(2)	Included in tax benefit recognized is the $5.0 million tax benefit related to the accelerated vesting of restricted stock awards in the 317 day period ended December 28, 2014, as such tax benefit will be deductible for income tax purposes on the Successor tax return for fiscal year 2014.